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                             October 25, 2023

       Ye Tao
       Chief Executive Officer
       3 E Network Technology Group Ltd
       B046 of Room 801, 11 Sixing Street
       Huangge Town, Nansha District
       Guangzhou, Guangdong Province, PRC

                                                        Re: 3 E Network
Technology Group Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted September
27, 2023
                                                            CIK No. 0001993097

       Dear Ye Tao:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1. We note that Joseph Shu Sang Law, your Chairman, controls a majority of the voting power of your
outstanding ordinary shares. To the extent that you will continue to be a controlled company
after the offering, please disclose on the cover page and include a risk factor that Mr. Law
will be able to influence your management and affairs and all matters requiring shareholder
approval.
       Commonly Used Defined Terms, page iii

   2. We note from your disclosure on page iii that you exclude Hong Kong and Macau from your definition of
PRC    or    China.    Please revise to remove the exclusion of Hong Kong
                                                        and Macau from such
definition. Clarify that all the legal and operational risks associated with having operations
in the People   s Republic of China (PRC) also apply to operations
 Ye Tao
FirstName LastNameYe
3 E Network  TechnologyTao
                        Group Ltd
Comapany
October 25,Name3
            2023 E Network Technology Group Ltd
October
Page 2 25, 2023 Page 2
FirstName LastName
         in Hong Kong and Macau. In this regard, ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how law in Hong Kong and Macau differs from PRC law and describe any risks and consequences to the company associated with those laws.
Prospectus Summary, page 1

3. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
4. You state that Mr. Ye Tai's service as a senior executive for Times China Holdings
         Limited provides you with unique insight on developing and tailoring your product offerings to property management companies. Please clarify, if true, that Mr. Ye Tai no longer serves as a senior executive for Times China Holdings Limited. Notes on Prospectus Presentation, page 18

5. You state that you relied on statistics provided by a variety of publicly available sources regarding expectations of growth of Hong Kong and China. We note that you cite the
         Statistics from the Operation Monitoring and Coordination Bureau of the PRC Ministry of
         Industry and Information Technology in the prospectus. If your statistics are derived from sources other than MIIT, please disclose the sources.
Risk Factors, page 21

6.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit
 Ye Tao
FirstName LastNameYe
3 E Network  TechnologyTao
                        Group Ltd
Comapany
October 25,Name3
            2023 E Network Technology Group Ltd
October
Page 3 25, 2023 Page 3
FirstName LastName
         or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
A significant portion of our income is generated, and will in the future continue to be generated, on a project basis with a fixed price..., page 27

7. You disclose that a significant portion of your income is generated from fees you receive for projects with a fixed price. Please disclose the percentage of your revenues that are generated on a fixed price basis for each period presented. Dilution, page 67

8. Please provide us with your calculation of net tangible book value as of June 30, 2023.
         Also, tell us how you considered deferred IPO costs in your calculation. To the extent you did not consider such assets to be intangible assets, please explain or revise your calculations as necessary.
Business
Business Overview, page 84

9. We note that your property management system uses a Chinese mobile social messaging app, WeChat, which is developed by Tencent Inc. Please clarify whether your system can be accessed in any other way besides WeChat mini programs (e.g., personal computers, mobile web pages, mobile apps). In addition, please tell us more about your relationship with Tencent and describe any arrangements in place that allow your program to run on the WeChat platform. Please include key terms and conditions of such arrangements and provide corresponding risk factor disclosure related to reliance on a third-party platform.
Related Party Transactions, page 107

10. We note that you have loans due from related parties, including your Chief Executive
         Officer and Chief Technical Officer, as of June 30, 2023. Exchange Act
Section 13(k)(1)
         prohibits public companies from extending or maintaining credit in the form of personal loans to or for any director or executive officer. Please disclose the business purpose of the loan and tell us how you intend to comply with Section 13(k) of the Securities
         Exchange Act of 1934 with respect to this loan.
Consolidated Financial Statements of 3 E Network Technology Group Limited
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, page F-7

11. Revise to disclose that you are an emerging growth company, have elected to use the extended transition period, and that your financial statements may not be comparable to companies that comply with public company effective dates.
Note. 15 Subsequent Events, page F-21
 Ye Tao
3 E Network Technology Group Ltd
October 25, 2023
Page 4

12. Revise to disclose the date through which subsequent events were evaluated. Refer to
      ASC 855-10-50-1(a).
General

13. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       Please contact Chen Chen at (202) 551-7351 or Christine Dietz at (202) 551-3408 if you
have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at (202) 551-6521 or Jan Woo at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameYe Tao
                                                            Division of
Corporation Finance
Comapany Name3 E Network Technology Group Ltd
                                                            Office of
Technology
October 25, 2023 Page 4
cc:       Anna Wang
FirstName LastName